UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

iFresh Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

449538 107
(CUSIP Number)

Junfeng Liu

HK Xu Ding Co. Limited

Unit 5, 27/f., Richmond Comm. Bldg.
109 Argyle Street

Mongkok, Kowloon, Hong Kong

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 8, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449538 107

1	Names of Reporting Person. HK Xu Ding Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Hong Kong, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 8,294,989
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 8,294,989

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,294,989
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.5%
14	Type of Reporting Person CO

1

CUSIP No. 449538 107

1	Names of Reporting Person. Junfeng Liu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 8,294,989
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 8,294,989

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,294,989
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.5%
14	Type of Reporting Person IN

2

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of iFresh Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2-39 54th Avenue, Long Island City, New York.

Item 2.	Identity and Background

(a) This statement is being jointly filed by HK Xu Ding Co. Limited (“Xu Ding”), a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China and Junfeng Liu, the sole director and the majority shareholder of Xu Ding (the “Principal,” together with Xu Ding, the “Reporting Persons”).

(b) The business address for each of the Reporting Persons is Unit 5, 27/f., Richmond Comm. Bldg., 109 Argyle Street, Mongkok, Kowloon, Hong Kong.

(c) The principal business of Xu Ding’s is purchasing, holding and selling securities for investment purposes. The principal occupation of Junfeng Liu is to serve as the sole director of Xu Ding.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Xu Ding is a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The Principal is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

Xu Ding has purchased a total of 8,294,989 shares of Common Stock (the “Subject Shares”) of the Issuer for an aggregate of consideration of $7,050,741 in cash. The funds used for such purchase is from the working capital of Xu Ding and none of the consideration for the Subject Shares was represented by borrowed funds.

Item 4.	Purpose of the Transaction

All of the Subject Shares were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

3

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based on a total of 16,357,684 shares of Common Stock outstanding as of February 14, 2019, as reported by the Issuer in the quarterly report on Form 10-Q for the quarter ended December 31, 2018, filed by the Issuer with the SEC on February 14, 2019) are as follows:

Xu Ding

a)		Amount beneficially owned: 8,294,989	Percentage: 50.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,294,989
	iii.	Sole power to dispose or to direct the disposition of:
	iv.	Shared power to dispose or to direct the disposition of:	8,294,989

Principal

a)		Amount beneficially owned: 8,294,989	Percentage: 50.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,294,989
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,294,989

The Principal is the sole shareholder and director of Xu Ding and has the sole voting and dispositive power of the securities held by Xu Ding. Accordingly, the Principal may be deemed to beneficially own such securities.

(c) None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Share Purchase Agreement

On January 23, 2019, Mr. Long Deng (the “Seller”), Chief Executive Officer, Chief Operating Officer and a director of the Issuer, and Xu Ding entered into a share purchase agreement (the “Agreement”), pursuant to which Xu Ding agreed to purchase from the Seller an aggregate of 8,294,989 shares of Common Stock of the Issuer, representing 51% of the total issued and outstanding shares of the Company as of the date of the Agreement, for a total cash consideration of $7,050,741 based on a per share price of $0.85. The transaction was closed on February 8, 2019.

The Agreement contains representations and warranties concerning ownership of the Subject Shares as well as certain of the Issuer’s affairs. As part of the post-closing covenants, the Seller agreed to vote all the shares he or his affiliates own in favor of all proposals recommended by the Company’s board of directors on all matters that come before the Issuer’s stockholders for approval and to continue to manage daily operations of the Issuer’s subsidiaries and assume all obligations and liabilities in connection the operations of the Issuer’s subsidiaries post-closing. The Seller also agreed to certain other post-closing covenants in relation to operating the Issuer’s business in its ordinary course, including but not limited to, providing monthly financial reports to Xu Ding, paying taxes and debt obligations on a timely basis and refraining from causing the Issuer to enter into any related party transactions, amending organizational documents, engaging in any mergers, acquisitions or sales of assets and other corporate actions without Xu Ding’s prior written approval.

The description of the Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed herewith as Exhibit 99.2. Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of February 21, 2019, by and between Xu Ding and Junfeng Liu.
Exhibit 99.2	Share Purchase Agreement, dated as of January 23, 2019, by and between the Issuer and Xu Ding.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2019	HK Xu Ding Co. Limited

	By:	/s/ Junfeng Liu
	Name:	Junfeng Liu
	Title:	Director

Junfeng Liu

By	/s/ Junfeng Liu
Junfeng Liu

5